Filed by PPG Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AkzoNobel N.V.
SEC File No.: 000-17444
Date: April 17, 2017

PPG
One PPG Place
Pittsburgh, PA 15272

Michael H. McGarry
Chairman and Chief Executive Officer

An Open Letter to AkzoNobel Stakeholders

At PPG, we have a long, proven history of consistently executing strategic actions to grow our business and create value - strengthening our company for the benefit of all stakeholders. We continue to invest more annually in research and development than any other paint and coatings company, and are a leader in sustainability as judged by the many awards received directly from our customers, external research and development organizations and governments.

Our stakeholders count on us to make investments and take decisive actions that will help us grow and create a more sustainable business that is better positioned for the future. This includes successfully integrating more than 50 acquisitions and executing several key divestitures during the last 15 years. That’s why we continue to believe that a combination of PPG and AkzoNobel presents a unique and compelling opportunity for the future.

PPG operates around the world to meet our customers’ needs. We are not a U.S. business, but a global business with a significant presence in every major region of the world, including five important locations and about 1,000 PPG associates in the Netherlands. Since we produce paint, a product that doesn’t ship economically over long distances, we will continue to have local plants and employees in the regions where our paint is consumed.

PPG has a proven, demonstrated record of executing on strategic actions and driving performance and growth. Over the last 10 years, we have successfully grown from
$10 billion to $15 billion in sales and from 32,000 to 47,000 employees, creating more opportunities worldwide and generating more cash to invest in research and development, sustainability initiatives and our local communities. Over this period, PPG’s total shareholder return was 282 percent, as compared to AkzoNobel’s 87 percent.

We are continually evaluating options to build on this track record. That’s why it should not be a surprise that we approached AkzoNobel to discuss the possibility of combining the two companies. Actually, in late 2013, we engaged in a private discussion with AkzoNobel about the possibility of combining the two companies.  AkzoNobel was not interested and remained internally focused over the ensuing years; a period of significant activity and growth opportunity in the coatings industry.

We continued to see the merits of a combination and decided to make a private, formal proposal in early March 2017. I met personally with Mr. Büchner for lunch and provided him with a formal proposal conveying PPG’s offer to combine with AkzoNobel. I made clear our desire to maintain the confidentiality of the proposal and to negotiate privately to reach an agreed-upon transaction.  Unfortunately, the following week, in response to market rumors, AkzoNobel announced publicly not only that it had received our proposal but also that it had rejected that proposal without ever seeking to discuss and engage with us.

Only after publicly rejecting our private offer did AkzoNobel change its strategic course. Based on its own commentary last week, AkzoNobel is only now “developing” a new strategic plan, which we continue to believe will be more risky, create more uncertainty for AkzoNobel employees, leave AkzoNobel with stranded costs from the divestiture, and create less value than our proposal.

We have heard concerns raised that our prior proposals contained “few commitments or tangible solutions.” When PPG bought AkzoNobel’s North American Decorative Coatings business, we made 18 specific and measurable commitments to the Canadian government. We met or exceeded all of the commitments over the required three-year period because we had access to appropriate levels of due diligence when we bought the business. PPG is prepared to make similar commitments with clear solutions to the stakeholders’ concerns. This is only possible, though, when PPG and AkzoNobel sit down constructively together.

At PPG, we evaluate all options before making strategic decisions and we regard this as a good governance standard. I would submit that it is now time for AkzoNobel’s Management and Supervisory boards to meet with PPG and finally complete a full review and consideration of the compelling opportunity to combine PPG and AkzoNobel for the benefit of all stakeholders. We will be stronger together.

/s/ Michael H. McGarry
Michael H. McGarry
Chairman and CEO
PPG

This announcement does not constitute an offer, or any solicitation of any offer, to buy or subscribe for any securities. Any offer will be made only by means of an offer memorandum. This announcement is not for release, publication or distribution, in whole or in part, in, into or from, directly or indirectly, any other jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This letter contains certain statements about PPG Industries, Inc. (“PPG”) that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission. The forward-looking statements contained in this letter include statements about the proposed acquisition of Akzo Nobel N.V. (“AkzoNobel”) by PPG (such proposed acquisition, the “Transaction”), the terms of the proposed Transaction and the expected benefits of the Transaction for PPG, AkzoNobel and their respective shareholders. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “could,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and are subject to uncertainty and to changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: whether an agreement in respect of the Transaction will be negotiated and executed; uncertainties as to whether AkzoNobel will cooperate with PPG regarding the Transaction and whether AkzoNobel’s management or supervisory boards will endorse the Transaction; the effect of the announcement of the Transaction on the ability of PPG and AkzoNobel to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers; the terms of the proposed Transaction; the timing of the proposed Transaction; the satisfaction of any conditions to the completion of the Transaction and other risks related to the completion of the Transaction and actions related thereto; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, future credit ratings, future prospects; business and management strategies; the expansion and growth of PPG’s and AkzoNobel’s operations; PPG’s ability to integrate AkzoNobel’s business successfully after the closing of the Transaction and to achieve anticipated synergies and benefits; and the risk that disruptions from the Transaction will harm the combined companies’ business. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and PPG undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Additional Information About the Proposed Transaction and Where to Find It

An agreement in respect of the Transaction described in this letter has not yet been executed, and this letter is neither an offer to sell securities, a solicitation of a proxy, nor a substitute for a registration statement or proxy statement or other filings that may be made with the SEC. Any proxy solicitation of PPG’s shareholders will be made through materials filed with the Securities and Exchange Commission (“SEC”) and no offer of securities to U.S. security holders or holders of ADRs representing AkzoNobel shares shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Should an agreement with respect to the Transaction be reached, PPG expects to file relevant materials with the SEC, including a registration statement on Form S-4 and a proxy statement. Investors and security holders are urged to read all relevant documents filed with the SEC (if and when they become available), including the prospectus and proxy statement, because they will contain important information about the Transaction. Investors and security holders will be able to obtain these documents (if and when available) free of charge at the SEC’s website http://www.sec.gov, or from PPG’s Investor Center website http://investor.ppg.com.

Participants in the Solicitation

This letter is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, PPG and its affiliates and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of PPG common stock with respect to the Transaction. Information about such parties and a description of their interests are set forth in PPG’s 2016 Annual Report. Additional information regarding the interests of such participants will also be included in the materials that PPG would file with the SEC in connection with a Transaction. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov or PPG’s Investor Center website http://investor.ppg.com.